UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

ANORMED, INC.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

035910108
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 19th Floor New York, NY 10021 (212) 521-2418
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages

SCHEDULE 13D

CUSIP No. 035910108	Page 2 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,411,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,411,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,411,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 035910108	Page 3 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 9,411,500
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 9,411,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,431,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 (the “Amendment”) to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to amend and supplement the statement on Schedule 13D previously filed by the Reporting Persons. Except as amended and supplemented herein, that statement remains in full force and effect.

Item 4.	Purpose of Transaction.

Because of what the Filing Persons believe to be a questionable decision of the Board of Directors and management with respect to its most recent bought deal financing, the Filing Persons believe that it may be necessary to evaluate certain of their options with respect to their investment in the Issuer in an attempt to ensure that future board decisions and management actions are in the best interests of all of the Issuer’s shareholders.

The Filing Persons strongly believe that the Issuer’s current stock price does not adequately reflect the potential value of the Issuer. In light of that belief, the Filing Persons may wish to speak to other shareholders to elicit and share views regarding operating and financing plans that would maximize shareholder value. The Filing Persons believe that such communications may be necessary to protect shareholders interests in light of the Board of Directors' decision on November 21, 2005 to pursue a bought deal financing instead of a backstopped rights offering which had been proposed. The Filing Persons feel strongly that the opportunity to effect a financing at the Issuer’s current valuation which would have protected all shareholders' ability to participate (or to sell their right to participate) without discrimination would have been clearly superior from the perspective of the Company's shareholders to the bought deal transaction which the Company just concluded. The views of the Filing Persons were communicated to the Board forcefully prior to the Board's approval of the bought deal.

The Filing Persons intend to continue to evaluate their alternatives as circumstances develop.

Felix J. Baker is a Director of the Company.

Item 5.	Interest in Securities of the Issuer.

Because of certain business relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. However, the filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

Page 4 of 17 Pages

Set forth in the table below is the aggregate number of shares of Common Stock owned, including shares that may be acquired upon the exercise of options by each of the following on December 8, 2005, together with the percentage of outstanding shares of Common Stock that such ownership represents based upon 40,501,692 shares outstanding as reported on the Company’s December 8, 2005 press release.

Name	Number of Shares	Percent of Class Outstanding

Baker Bros. Investments, L.P.	330,058	0.8%
Baker Bros. Investments II, L.P.	351,749	0.9%
Baker Biotech Fund I, L.P.	3,604,520	8.9%
Baker Biotech Fund II, L.P.	3,308,484	8.2%
Baker Biotech Fund II (Z), L.P.	446,129	1.1%
Baker Biotech Fund III, L.P.	1,065,455	2.6%
Baker Biotech Fund III (Z), L.P.	193,791	0.5%
14159, L.P.	83,137	0.2%
Baker / Tisch Investments, L.P.	28,177	0.1%
Felix J. Baker	20,000	0.0%
Total	9,431,500	23.3%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

Page 5 of 17 Pages

The following purchases of Common Stock were made by the entities named below at $4.00 (Canadian) per share on December 8, 2005 directly from the Issuer pursuant to a Securities Purchase Agreement dated December 5, 2005:

Name	Number of Shares

Baker Bros. Investments, L.P.	97,233
Baker Bros. Investments II, L.P.	87,368
Baker Biotech Fund I, L.P.	965,288
Baker Biotech Fund II, L.P.	879,679
Baker Biotech Fund II (Z), L.P.	114,848
Baker Biotech Fund III, L.P.	794,072
Baker Biotech Fund III (Z), L.P.	140,918
14159, L.P.	60,594

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.	Agreement regarding the joint filing of this statement

Exhibit 2.	Accredited Investor Subscription Agreement (for purchases listed in Item 5 above).

Page 6 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2005

By: /s/Julian C. Baker
Julian C. Baker

By: /s/Felix J. Baker
Felix J. Baker

Page 7 of 17 Pages

EXHIBIT 1

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, no par value, of Anormed, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

December 13, 2005

By: /s/Julian C. Baker
Julian C. Baker

By: /s/Felix J. Baker
Felix J. Baker

Page 8 of 17 Pages

EXHIBIT 2

ACCREDITED INVESTOR SUBSCRIPTION AGREEMENT

AnorMED Inc.
200-20353 64th Avenue
Langley, British Columbia
Canada V2Y 1N5

Attention:	W.J. (Bill) Adams Vice President - Finance, Chief Financial Officer, Secretary and Treasurer

Ladies and Gentlemen:

The offer and sale of the common shares, without par value (the “Common Shares”), of AnorMED Inc., a corporation organized under the Canada Business Corporations Act (the “Company”), to the undersigned (the “Investor”) are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), but rather are being made privately by the Company pursuant to the private placement exemptions from the registration requirements provided in Section 4(2) of the Securities Act and/or Rule 506 of Regulation D (“Regulation D”) promulgated thereunder by the Securities and Exchange Commission on the basis of the Private Placement Memorandum, dated December 1, 2005, relating to the offering of the Common Shares (the “Memorandum”). The Common Shares are being offered simultaneously in Canada, in accordance with applicable Canadian law and in reliance on Regulation S promulgated under the Securities Act (“Regulation S”) pursuant to the accompanying Canadian Prospectus dated December 1, 2005 (the “Canadian Prospectus”).

The information requested in this Subscription Agreement is needed in order to, among other things, ensure compliance with Section 4(2) of the Securities Act and/or Regulation D and to determine whether an investment in the Company by the Investor is suitable. The Investor understands and agrees that, although the Company will use its commercially reasonable efforts to keep the information provided in the answers to this Subscription Agreement strictly confidential, the Company may present this Subscription Agreement and/or the information provided herein to such parties as the Company deems advisable and where required by law.

The Investor hereby agrees as follows:

I.	Irrevocable Subscription for Common Shares.

A. The Investor irrevocably subscribes for and agrees to purchase the number of Common Shares indicated in this Subscription Agreement on the terms and subject to the conditions provided for herein and in the Underwriting Agreement (the “Agreement”) by and among the Company and the underwriters named therein. The Investor agrees to and understands the terms and conditions upon which the Common Shares are being offered, including, without limitation, the “Risk Factors” referred to in the Canadian Prospectus.

B. The Investor understands and agrees that the Company reserves the right to accept or reject the Investor’s subscription for the Common Shares for any reason or for no reason, in whole or in part, at any time prior to its acceptance by the Company, and the same shall be deemed to be accepted by the Company only when this Subscription Agreement is signed by a duly authorized person by or on behalf of the Company or its agent, Raymond James Ltd. (USA), Inc. (“Placement Agent”); the Company or its agent may do so in counterpart form. In the event of rejection of the entire subscription, the Investor’s payment hereunder (the “Subscription Amount”) will be returned promptly to the Investor along with this Subscription Agreement, and this Subscription Agreement shall have no force or effect.

Page 9 of 17 Pages

II.	Payment by the Investor.

The undersigned agrees to deliver to the Placement Agent on or before the business day preceding the Closing Date (as such term is defined in the Agreement) the Subscription Amount by wire transfer of Canadian dollars in immediately available funds to a Placement Agent account specified by Placement Agent and authorizes Placement Agent to deliver the Subscription Amount on the undersigned’s behalf to the Company at the closing of the offering.

III.	Representations and Covenants of the Investor.

The Investor understands that the Common Shares are being sold in reliance upon the exemptions provided in Section 4(2) of the Securities Act and/or Regulation D thereunder for transactions involving limited offers and sales, and the Investor makes the following representations and agreements:

A. The Investor fully understands that the Common Shares are being offered in a transaction not involving any public offering within the United States within the meaning of the Securities Act in reliance upon exemptions from registration under the Securities Act and applicable state securities laws, and that the Common Shares have not been and will not be registered under the Securities Act or the laws of any state of the United States and, unless so registered, may not be reoffered, resold, pledged, encumbered, transferred or otherwise disposed of (each a “transfer”) except pursuant to an exemption from the registration requirements of the Securities Act and in compliance with applicable state securities laws.

B. The Investor understands that the Common Shares are “restricted securities” within the meaning of Rule 144 and agrees, on its own behalf and on behalf of each account for which it acquires any Common Shares, that, if in the future the Investor decides to transfer such Common Shares prior to the date that is two years after the later of the date of original issue and the last date on which the Company or any affiliate of the Company (or any predecessor thereto) was the owner of such Common Shares (the “Resale Restriction Termination Date”), such Common Shares may be transferred only (1) to the Company; (2) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act and in accordance with applicable local laws and regulations; (3) inside the United States in accordance with Rule 144 under the Securities Act, if applicable; or (4) pursuant to another exemption from the registration requirements of the Securities Act and applicable state securities laws, and in each case in compliance with the Securities Act and any applicable state laws; subject in each of the foregoing cases to any requirement of law that the disposition of the Investor’s property or the property of such account or accounts be at all times within the Investor’s or such account’s or accounts’ control and subject to compliance with any applicable state securities laws. The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date. The Investor understands that Rule 904 of Regulation S is not available to affiliates of the Company (other than officers and directors of the Company who are affiliates solely by virtue of holding such position).

Page 10 of 17 Pages

C. The Investor agrees, on its own behalf and on behalf of any account for which it is acquiring the Common Shares, that the Company reserves the right to require the delivery of: (i) certifications and/or other information satisfactory to the Company prior to any transfer of the Common Shares made pursuant to clauses B.(2), B.(3) or B.(4) above before the Resale Restriction Termination Date, and will require a declaration in the form of Annex A to this Subscription Agreement, prior to any transfer of the Company Shares made pursuant to clause B.(2) above; and (ii) a legal opinion satisfactory to the Company prior to any transfers pursuant to clauses B.(3) and B.(4) above.

D. The Investor is an institutional accredited investor as defined in Rule 501(a)(1), (2), (3), (7) or (8) under the Securities Act, and it is acquiring the Common Shares for its own account or for one or more accounts listed on Exhibit B attached hereto (each of which is an accredited investor with respect to which it exercises sole investment discretion) for investment purposes only and not with a view to distribute or resell such Common Shares in whole or in part. The Investor was not formed for the specific purpose of acquiring the Common Shares.

E. The Investor has such knowledge and experience in financial and business matters so that the Investor is capable of evaluating the merits and risks of the Investor’s investment in the Common Shares and is able to bear such risks and has obtained, in the Investor’s judgment, sufficient information from the Company or its authorized representative to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the Common Shares and has determined that the Common Shares are a suitable investment for the Investor. The Investor can afford to hold the investment in the Common Shares for an indefinite period of time and can afford a complete loss of the investment in the Common Shares.

F. The Investor has received a copy of the Memorandum which includes a copy of the Canadian Prospectus relating to the offering of Common Shares in Canada, and agrees that the Memorandum speaks only as of the respective dates and that the information contained in the Memorandum may not be correct or complete as of any time subsequent to such dates. The Investor has consulted with, as deemed appropriate, its attorney, accountant or investment advisor with respect to the investment contemplated hereby and its suitability for the Investor. The Investor acknowledges that, in making a decision to subscribe for the Common Shares, the Investor has relied solely upon the Memorandum and independent investigations made by the Investor. The Investor is aware and acknowledges that the Company is at an early stage of development and has a history of net losses. The Investor’s investment in the Common Shares is consistent with the investment purposes and objectives and cash flow requirements of the Investor and will not adversely affect the Investor’s overall need for diversification and liquidity.

G. The Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Common Shares. The Investor represents and agrees that prior to the Investor’s agreement to purchase the Common Shares, the Investor and the Investor’s advisor or advisors, if any, have asked such questions, received such answers and obtained such information as the Investor deemed necessary to verify the accuracy of (i) the information in the Memorandum, and (ii) any other information that the Investor deemed relevant to making an investment in the Common Shares. The Investor became aware of the offering of the Common Shares and the Common Shares were offered to the Investor solely by means of the Memorandum or by direct contact between the Investor and the Company or Placement Agent. The Investor did not become aware of, nor were the Common Shares offered to the Investor by, any other means, including, in each case, by any form of general solicitation or general advertising. In making the decision to purchase the Common Shares, the Investor relied solely on the information set forth in the Memorandum and any other information obtained by the Investor directly from the Company as a result of any inquiries by the Investor or the Investor’s advisor or advisors.

H. The Investor is aware that there are substantial risks incident to the purchase of the Common Shares, including those summarized under “Risk Factors” in the Canadian Prospectus.

Page 11 of 17 Pages

I. The Investor agrees and is aware that no federal or state agency has passed upon the Common Shares, the Memorandum, or made any findings or determination as to the fairness of this investment.

J. The Investor understands that the Common Shares are “restricted securities” within the meaning of Rule 144 and agrees that if it decides to transfer Common Shares, such Common Shares may only be transferred in accordance with the restrictions described herein, including the legend set forth below in paragraph L.

K. The Investor acknowledges that it has not purchased the Common Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine, web page or similar media or broadcast over radio, television or the Internet, or any seminar or meeting whose attendees have been invited by any general solicitation or advertising.

L. The Investor understands that all certificates representing the Common Shares sold in the U.S. Placement, as well as all certificates issued in exchange for or in substitution of the foregoing Common Shares will bear, for so long as required under applicable law, a legend to the following effect:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF ANORMED INC. (THE “COMPANY”) THAT NEITHER SUCH SECURITIES NOR ANY INTEREST OR PARTICIPATION THEREIN MAY BE OFFERED, SOLD, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF, EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS AND ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT, IF APPLICABLE OR (D) PURSUANT TO ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, AFTER , IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D), PROVIDING A SATISFACTORY LEGAL OPINION.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY,” MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.”

M. The Investor agrees that the Company may make a notation on its records or give instructions to the registrar and any transfer agent in order to implement the restrictions on transfer described herein. The Investor understands that the registrar and any transfer agent will not be required to accept for registration of transfer any Common Shares acquired by the Investor except upon presentation of evidence, satisfactory to the Company and the transfer agent, of compliance with the foregoing restrictions.

N. The Investor is authorized to make the representations, and enter into the agreements, contained in this Subscription Agreement and the Memorandum, and is authorized to consummate the purchase of the Common Shares. The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach of or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency or with any agreement or other undertaking to which the Investor is a party or by which the Investor is bound, and will not violate any provisions of such entity’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable in accordance with its terms.

Page 12 of 17 Pages

O. If the Investor is an unincorporated association, all of its members who are U.S. persons within the meaning of Regulation S under the Securities Act are at least 21 years of age.

P. The Investor represents that neither it nor, to its knowledge, any person or entity controlling, controlled by or under common control with it, nor any person having a beneficial interest in it, nor any person on whose behalf the Investor is acting: (i) is a person listed in the Annex to Executive Order No. 13224 (2001) issued by the President of the United States (Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism); (ii) is named on the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control; (iii) is a non-U.S. shell bank or is providing banking services indirectly to a non-U.S. shell bank; (iv) is a senior non-U.S. political figure or an immediate family member or close associate of such figure; or (v) is otherwise prohibited from investing in the Company pursuant to applicable U.S. anti-money laundering, anti-terrorist and asset control laws, regulations, rules or orders (categories (i) through (v), each a “Prohibited Investor”). The Investor agrees to provide the Company, promptly upon request, all information that the Company reasonably deems necessary or appropriate to comply with applicable U.S. anti-money laundering, anti-terrorist and asset control laws, regulations, rules and orders. The Investor consents to the disclosure to U.S. regulators and law enforcement authorities by the Company and its affiliates and agents of such information about the Investor as the Company reasonably deems necessary or appropriate to comply with applicable U.S. anti-money laundering, anti-terrorist and asset control laws, regulations, rules and orders. If the Investor is a financial institution that is subject to the USA Patriot Act, the Investor represents that it has met all of its obligations under the USA Patriot Act. The Investor acknowledges that if, following its investment in the Company, the Company reasonably believes that the Investor is a Prohibited Investor or is otherwise engaged in suspicious activity or refuses to provide promptly information that the Company requests, the Company has the right or may be obligated to prohibit additional investments, segregate the assets constituting the investment in accordance with applicable regulations or immediately require the Investor to transfer the Common Shares. The Investor further acknowledges that the Investor will have no claim against the Company or any of its affiliates or agents for any form of damages as a result of any of the foregoing actions.

Q. The Investor hereby (i) acknowledges that the Company and others will rely upon the Investor’s confirmations, acknowledgments, agreements and binding commitment to purchase Common Shares; (ii) agrees that the Company is entitled to rely upon this agreement and the terms, representations and warranties hereof; (iii) authorizes the Company to produce this Agreement or a copy hereof to an interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; and (iv) certifies that the information set forth in the Purchaser Questionnaire attached hereto as Exhibit A and incorporated herein by reference is true and correct.

R. The Investor further certifies that such Investor is not, and no part of the assets used to purchase the Common Shares constitute assets of, an “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that is subject to Title I of ERISA or any “plan” (as defined in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”)) or an entity that otherwise constitutes a “benefit plan investor” within the meaning of the DOL Regulation Section 2510.3-101 (29 C.F.R. Section 2510.3-101).

Page 13 of 17 Pages

IV.	General.

A. Indemnification. The Investor agrees to indemnify and hold harmless the Company, the Underwriters, the Placement Agent, their respective directors, executive officers and each other person, if any, who controls or is controlled by the Company, the Underwriters or Placement Agent, within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, from and against any and all loss, liability, claim, damage and expense whatsoever (including, without limitation, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon (a) any false, misleading or incomplete representation, declaration or warranty or breach or failure by the Investor to comply with any covenant or agreement made by the Investor in this Subscription Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction or (b) any action for securities law violations by the Investor.

B. Severability. If any provision of this Subscription Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith. Any provision hereof which may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof, shall be severable.

C. Binding Effect. This Subscription Agreement shall be binding upon the Investor and the heirs, personal representatives, successors and assigns of the Investor.

D. Transferability. Neither this Subscription Agreement nor any rights which may accrue to an Investor hereunder may be transferred or assigned.

E. Acknowledgment. The Investor understands and acknowledges that the Investor is purchasing the Common Shares directly from the Company and not from Placement Agent. The Investor is aware and agrees that Placement Agent did not make any representations, declarations or warranties to the Investor regarding the Company or its offering of the Common Shares. The Investor further acknowledges and agrees that Placement Agent did not offer to sell, or solicit an offer to buy, any of the Common Shares which the Investor proposes to acquire from the Company hereunder.

F. Choice of Law. NOTWITHSTANDING THE PLACE WHERE THIS SUBSCRIPTION AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT ALL THE TERMS AND PROVISIONS HEREOF SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW.

V.	Additional Information and Subsequent Changes in the Foregoing Representations.

A. The Company may request from the Investor such additional information as the Company may deem necessary to evaluate the eligibility of the Investor to acquire the Common Shares, and may request from time to time such information as the Company may deem necessary to determine the eligibility of the Investor to hold the Common Shares or to enable the Company to determine the Company’s compliance with applicable regulatory requirements or tax status; and the Investor shall provide such information as may reasonably be requested.

B. The Investor agrees to notify the Company promptly if there is any change with respect to any of the information, representations or certifications herein or in Exhibit A hereto and to provide the Company with such further information as the Company may reasonably require.

[Remainder Of This Page Has Been Intentionally Left Blank]

Page 14 of 17 Pages

NOTE:	YOU MUST COMPLETE AND SIGN THE PURCHASER QUESTIONNAIRE ATTACHED HERETO AS EXHIBIT A

IN WITNESS WHEREOF, the Investor has executed this Subscription Agreement as of the date set forth below.

Date _________________, 2005

Signature of Authorized Signatory of Investor	Signature of Authorized Signatory of Joint Investor, if applicable

(Name of Investor. Please indicate Name and Title of Signatory.)	(Name of Joint Investor, if applicable. Please indicate Name and Title of Signatory.)

The Investor is ☐ a corporation, ☐ partnership, ☐ trust or ☐ other legal entity (check one) and:

•	is organized under the laws of: _________________;
•	has its principal place of business in: _____________________; and
•	was formed for the purpose of: _____________________.

Investor’s Taxpayer Identification Number:	Joint Investor’s Taxpayer Identification Number:

(Please indicate name and capacity of person signing above)	(Please indicate name and capacity of person signing above.)

Principal Place of Business Address:	Mailing Address if different:

Street	Street

City, State, Zip Code	City, State, Zip Code

Attn:	Attn:

Telephone No.:	Telephone No.:

Telecopier No.:	Telecopier No.:

Name of Placement Agent Sales Representative:

Number of Common Shares (____________ minimum) subscribed for: _______________________
Subscription Amount: $____________________

Page 15 of 17 Pages

Complete if certificate representing the Common Shares purchased by the Investor (the “Purchased Shares”) is to be registered in the name of the Investor’s custodian:

The Investor hereby directs the Company to register the certificate representing the Purchased Shares in the name of the Investor’s custodian and to deliver such certificate as follows:

Registration Information:

___________________________________
Name to appear on certificates

___________________________________
Account reference, if applicable

___________________________________
Address

___________________________________
Telephone Number

____________________________________
Contact Name

Delivery Instructions:

______________________________________
Name

______________________________________
Account reference, if applicable

______________________________________
Address

______________________________________
Telephone Number

______________________________________
Contact Name

Notwithstanding the fact that the Investor has registered the Purchased Shares in the Investor’s custodian as set forth above, the Investor retains sole beneficial ownership of the Purchased Shares.

Page 16 of 17 Pages

IN WITNESS WHEREOF, AnorMED Inc. has accepted this Subscription Agreement as of the date set forth below.

AnorMED Inc.
By: _____________________________
Name:
Title:

Date:                             , 2005

Page 17 of 17 Pages